SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

American Railcar Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02916P103
(CUSIP Number)

Andrew Langham, Esq.
General Counsel
Icahn Enterprises G.P. Inc.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02916P103

1.            NAME OF REPORTING PERSON
IEH ARI Holdings LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
11,871,268

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
11,871,268

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.60%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 02916P103

1.            NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
11,871,268

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
11,871,268

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.60%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 02916P103

1.            NAME OF REPORTING PERSON
Icahn Building LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
11,871,268

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
11,871,268

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.60%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 02916P103

1.            NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
11,871,268

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
11,871,268

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.60%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 02916P103

1.            NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
11,871,268

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
11,871,268

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.60%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 02916P103

1.            NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
11,871,268

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
11,871,268

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.60%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 02916P103

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
11,871,268

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
11,871,268

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.60%

14            TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 31, 2006 by the Reporting Persons, as previously amended by Amendments No. 1, 2 and 3 (collectively, the "Schedule 13D"), with respect to the shares of Common Stock, no par value (the "Shares"), of American Railcar Industries, Inc., a North Dakota corporation (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. The address of the principal executive office of the Issuer is 100 Clark Street, St. Charles, Missouri 63301.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The persons filing this statement are IEH ARI Holdings LLC ("ARI Holdings"), American Entertainment Properties Corp. ("AEP"), Icahn Building LLC ("Icahn Building"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) ARI Holdings, AEP, Icahn Building, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Icahn Enterprises Holdings is the sole member of Icahn Building, which is the sole stockholder of AEP, which is the sole member of ARI Holdings. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 88.7% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of Icahn Building, AEP and ARI Holdings is primarily engaged in holding interests in Icahn Enterprises Holdings' subsidiaries. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a NASDAQ listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is amended by adding the following:

On July 29, 2015, the Issuer disclosed in a Current Report on Form 8-K that its board of directors had authorized a stock repurchase program (the "Program") pursuant to which the Issuer may, from time to time, repurchase up to $250 million of its Shares. The Reporting Persons do not intend to sell Shares pursuant to the Program and, accordingly, the percentage of the Issuer's outstanding Shares beneficially owned by the Reporting Persons (the "Percentage Ownership") may increase during the Program. The Reporting Persons intend to report a change in their Percentage Ownership periodically during the life of the Program by filing an amendment to this Schedule 13D promptly following each filing by the Issuer of a report with the Securities and Exchange Commission which shows a change in the Issuer's outstanding Shares. Assuming that the Issuer were to repurchase the maximum number of Shares authorized under the Program at a price per share of $40.29 (i.e., the closing price of the Shares on August 13, 2015), the Percentage Ownership of the Reporting Persons would increase from 55.60% as of the date hereof (based upon the 21,352,297 Shares stated to be outstanding as of July 30, 2015 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2015) to 78.37%. There can be no assurance that the Issuer will repurchase any Shares at such price or any other price.

Item 5.                          Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 11,871,268 Shares, representing approximately 55.60% of the Issuer's outstanding Shares (based upon the 21,352,297 Shares stated to be outstanding as of July 30, 2015 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2015).  The disclosure set forth in Item 4 above regarding the Program is hereby incorporated by reference into this Item 5(a).

(b)  ARI  Holdings  has  sole  voting power and sole dispositive power with regard  to 11,871,268 Shares.  Each  of AEP, Icahn Building, Icahn  Enterprises  Holdings, Icahn Enterprises  GP,  Beckton  and  Carl C. Icahn has shared voting power and shared dispositive  power  with  regard  to such Shares.

Each of AEP, Icahn Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to ARI Holdings (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which ARI Holdings owns. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2015

IEH ARI HOLDINGS LLC

By:            /s/ SungHwan Cho
Name:            SungHwan Cho
Title:            Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:            /s/ SungHwan Cho
Name:            SungHwan Cho
Title:            Chief Financial Officer

ICAHN BUILDING LLC

By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:            /s/ SungHwan Cho
Name:            SungHwan Cho
Title:            Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:            /s/ SungHwan Cho
Name:            SungHwan Cho
Title:            Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name:            SungHwan Cho
Title:            Chief Financial Officer

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name:                          Edward E. Mattner
Title:            Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 4 to Schedule 13D – American Railcar Industries, Inc.]

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of American Railcar Industries, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of August, 2015.

IEH ARI HOLDINGS LLC

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC

By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – American Railcar Industries, Inc.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Common Units.

IEH ARI HOLDINGS LLC
Name	Position
American Entertainment Properties Corp.	Sole Member
Carl C. Icahn	Chief Executive Officer
Keith Cozza	President
SungHwan Cho	Chief Financial Officer
Peter Reck	Chief Accounting Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.
Name	Position
Keith Cozza	Director and President
SungHwan Cho	Director and Chief Financial Officer
Peter Reck	Chief Accounting Officer
Craig Pettit	Vice President of Tax Administration

ICAHN BUILDING LLC
Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Keith Cozza	President
SungHwan Cho	Chief Financial Officer; and Secretary
Peter Reck	Chief Accounting Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.
Name	Position
Carl C. Icahn	Chairman
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director, President and Chief Executive Officer
SungHwan Cho	Director, Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer
Irene March	Vice President
Rowella Asuncion-Gumabong	Vice President